


05007698

25 April 2005


SEC MAIL PROCESSING
RECEIVED
APR 2 8 2005
WASH. D.C.
185
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 18 April 2005 to 22 April 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
MAY 1 3 2005
THOMSON
FINANCIAL

Encs

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	22-Apr-2005 08:15:49
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Date of announcement of SingTel Group's Results for the fourth quarter and the financial year ended 31 March 2005
Description	
Attachments:	310-sgx.pdf Total size = **62K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

Date of announcement of SingTel Group's results for the fourth quarter and the financial year ended 31 March 2005

Singapore Telecommunications Limited will be announcing its results for the fourth quarter and the financial year ended 31 March 2005 on 5 May 2005, before the start of trading on the Singapore Exchange and the Australian Stock Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 22 April 2005

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, April 22, 2005 8:20 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



224475.pdf

ASX confirms the release to the market of Doc ID: 224475 as follows:
Release Time: 22-Apr-2005 10:20:00
ASX Code: SGT
File Name: 224475.pdf
Your Announcement Title: Date of announcement of SingTel Group Results